Filed by Isleworth Healthcare Acquisition Corp. pursuant

to Rule 425 under the Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Isleworth Healthcare Acquisition Corp.

Commission File No. 001-40104

Date: May 18, 2022

Cytovia Therapeutics to Present In Vivo Multiple Myeloma Data of its CD38-Targeting Flex-NK™ Cell Engager at EHA 2022 Congress

AVENTURA, Fla. and NATICK, Mass., May 18, 2022 /PRNewswire/ — Cytovia Therapeutics, LLC (“Cytovia Therapeutics”), a global biotechnology company focused on harnessing the power of natural killer (NK) cells to fight cancer through multispecific antibodies and stem cell engineering, announced today that it will be presenting at the the Annual European Hematology Association’s (EHA) 2022 Hybrid Congress, taking place June 9 – 12, 2022 at the Messe Wien Exhibition and Congress Center in Vienna, Austria, and online.

The abstract was released on May 12, 2022. The e-poster presentation will be published on the virtual congress platform on Friday, June 10.

Details of Cytovia’s poster presentation:

Title: NOVEL MULTIFUNCTIONAL TETRAVALENT CD38 NKP46 FLEX-NK ENGAGERS ACTIVELY TARGET AND KILL MULTIPLE MYELOMA CELLS

Session Title: Poster session

Session date and time: Friday, June 10, 2022—16:30—17:45 CEST

Final Abstract Code: P842

Presenting Author: Jean Christophe Bories

Summary: CYT-338 is a tetravalent IgG1-like multifunctional NK cell engager antibody with a novel FLEX-linker that simultaneously binds CD38-expressing cells and NK cells via the activation receptor NKp46. The in vitro and in vivo activity of CYT-338 was studied in myeloma models. CYT-338 showed specific dose-dependent binding to CD38 expressing MM cells with ~ 2-fold higher mean fluorescence intensity than daratumumab. Epitope mapping studies suggest binding of CYT-338 to a CD38 epitope distinct from daratumumab. CYT-338 showed greater dose dependent NK cell redirected cytolysis, degranulation, and cytokine production against MM1S cells compared to daratumumab. CYT-338 combined with peripheral blood NK cells inhibited tumor growth in a MM1S-NSG mouse model. CYT-338 showed minimal immune subset depletion, NK cell fratricide, and cytokine release compared to daratumumab in human PBMCs in-vitro. These results suggest that the CYT-338 engager has a favorable NK cell engager profile for targeting CD38-expressing multiple myeloma distinct from daratumumab.

About Cytovia Therapeutics

Cytovia Therapeutics is developing novel cell therapies and immunotherapies aimed at addressing solid and hematological tumors with significant unmet medical needs. Cytovia Therapeutics is focusing on harnessing the innate immune system by developing complementary and disruptive NK-cell and NK-engager antibody platforms. The company is developing three types of iPSC-derived (or iNK) cells: unedited iNK cells, TALEN® gene-edited iNK cells with improved function and persistence, and TALEN® gene-edited iNK cells with chimeric antigen receptors (CAR-iNKs) to improve tumor-specific targeting. The second complementary cornerstone technology is a quadrivalent multifunctional antibody platform designed to engage natural killer cells by targeting NKp46 using Cytovia Therapeutics’s proprietary Flex-NK™ technology.

These two technology platforms are being used to develop treatments for patients with solid tumors such as HCC and glioblastoma as well as hematological malignancies such as refractory multiple myeloma.

Headquartered in Aventura, FL, Cytovia Therapeutics has research and development laboratories in Natick, MA, and a cell manufacturing facility in Puerto Rico. The company’s own R&D work is augmented through scientific partnerships with Cellectis, CytoImmune, the Hebrew University of Jerusalem, INSERM, the New York Stem Cell Foundation and the University of California San Francisco (UCSF).

Cytovia Therapeutics has a strategic partnership with CytoLynx Therapeutics, which is focused on research and development, manufacturing, and commercialization activities in Greater China and beyond.

As previously announced on April 26, 2022, Cytovia Therapeutics entered into a Merger Agreement and Plan of Reorganization with Isleworth Healthcare Acquisition Corp. (“Isleworth”), a publicly traded special purpose acquisition company, providing for a business combination that would result in Cytovia Therapeutics becoming a publicly traded company. The transaction is expected to close in the second half of 2022, subject to the satisfaction of customary closing conditions, including the approval of the shareholders of Cytovia Therapeutics and Isleworth.

Find out more at www.cytoviatx.com and follow us

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About CD38

Cluster of differentiation 38 (CD38) is a type II receptor membrane glycoprotein that plays a role in cell adhesion, migration, and signal transduction. Additionally, CD38 is an ectoenzyme involved in generation of nucleotide metabolites, such as ADP-Ribose that regulate cell metabolism. CD38 is highly expressed in multiple myeloma (MM) on malignant plasma cells and is also moderately expressed on normal T, B, NK and myeloid cells. Antibodies targeting CD38, such as daratumumab and isatuximab, are FDA approved for the treatment of MM as monotherapy and in combination.

Investor Contact:

Anna Baran-Djokovic

VP, Investor Relations and Capital Markets

anna@cytoviatx.com

+1 (305) 615 9162

Media Contact:

Ignacio Guerrero-Ros, Ph.D.

Russo Partners

ignacio.guerrero-ros@russopartnersllc.com

Additional Information and Where to Find It

Isleworth Healthcare Acquisition Corp. (“Isleworth”) (NASDAQ: ISLE) intends to file a registration statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Isleworth’s common stock in connection with its solicitation of proxies for the vote by Isleworth’s stockholders with respect to the proposed business combination pursuant to an Merger Agreement and Plan of Reorganization entered into on April 26, 2022, by and between Isleworth, Cytovia Holdings, Inc., the parent company of Cytovia Therapeutics (“Cytovia”), IHAC First Merger Sub Inc., a direct, wholly-owned subsidiary of Isleworth, IHAC Second Merger Sub LLC, direct, wholly-owned subsidiary of Isleworth, and Isleworth Healthcare Sponsor I, LLC (the “Business Combination”) and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Isleworth will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Isleworth’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Cytovia, Cytovia Therapeutics, Isleworth and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Isleworth as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Isleworth’s secretary at 360 Central Avenue, First Central Tower, Suite #800, St. Petersburg, Florida 33701.

Participants in the Solicitation

Isleworth, Cytovia and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from Isleworth stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Isleworth directors and executive officers in Isleworth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. To the extent that holdings of Isleworth securities have changed since the filing of the Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Isleworth stockholders in connection with the proposed transaction will be set forth in the proxy statement/information statement/prospectus for the proposed transaction when available. Information concerning the interests of Isleworth participants in the solicitation, which may, in some cases, be different than those of Isleworth Healthcare Acquisition Corp.’s equity holders generally, will be set forth in the proxy statement/information statement/prospectus relating to the proposed transaction when it becomes available.

Forward Looking Statements

This press release may contain forward-looking statements, which may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include, but are not limited to, statements regarding the potential of Cytovia’s FLEX-NK multifunctional engager antibody and iNK cells. Cytovia may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements as a result of various factors, including whether the outcome of preclinical studies will be predictive of clinical trial results. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cytovia expressly disclaims any obligation to update any forward-looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law